UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date: October 17, 2024
Commission File Number: 001-41912
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Ferrovial SE
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Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
Ferrovial SE is filing this current Form 6-K to report (i) the creation of a joint venture with Interogo Holding to manage its stakes in a set of concessions in Europe and Canada; and (ii) the announcement of results presentation corresponding to the first nine months of 2024
Attached to this current report on Form 6-K are:
(1) a press release dated October 16, 2024, regarding a joint venture with Interogo Holding, as Exhibit 99.1.
(ii) a press release dated October 17, 2024, regarding announcement of results presentation, as Exhibit 99.2.
EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by Ferrovial SE dated October 16, 2024, regarding a joint venture with Interogo Holding.
99.2	Press Release issued by Ferrovial SE dated October 17, 2024, regarding announcement of results presentation.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial SE
Date: October 17, 2024
By: /s/ Ernesto López Mozo
Ernesto López Mozo
Chief Financial Officer